FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.                                               NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 — 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:                                   (604) 899-5450     Facsimile:                                     (604) 484-4710

ITEM 2.                                               DATE OF MATERIAL CHANGE

December 31, 2014

ITEM 3.                                               NEWS RELEASE

A news release was disseminated on December 31, 2014 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.                                               SUMMARY OF MATERIAL CHANGE

The Company has closed its public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company issued 214,800,000 common shares (the “Shares”) at a price of US$0.53 per Share, for aggregate gross proceeds of US$113,844,000. The Shares include 7,200,000 common shares issued pursuant to an over-allotment option.  BMO Capital Markets and GMP Securities L.P. acted as the underwriters and agreed to buy the Shares on a bought deal basis.

ITEM 5.                                               FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that further to its press releases of December 9, 2014 and December 31,2014, it has closed the Offering.  Pursuant to the Offering, the Company issued the Shares at a price of US$0.53 per Share, for aggregate gross proceeds of US$113,844,000. The Shares include 7,200,000 common shares issued pursuant to an over-allotment option.  BMO Capital Markets and GMP Securities L.P. acted as the underwriters and agreed to buy the Shares on a bought deal basis.

The net proceeds of the Offering will be used to fund Phase 2 development at the WBJV Project 1 platinum mine.  The net proceeds of the Offering, together with the Company’s unrestricted cash on hand, is expected to be sufficient to fully fund the completion of mill and concentrator construction at the WBJV Project 1 platinum mine.

The Shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Quebec, and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 by telephone at 905-696-8884 x4166 or by email at EgNegro@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.                                                OMITTED INFORMATION

N/A

ITEM 8.                                                EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO     Phone: (604) 899-5450

ITEM 9.                                                DATE OF REPORT

December 31, 2014